                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)

                          FIRST AUSTRALIA FUND, INC.
                          --------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                           Par Value $0.01 Per Share
                           -------------------------
                        (Title of Class of Securities)

                                   318652104
                                   ---------
                                (CUSIP Number)

                           Terence S. Leighton, Esq.
                     One Chase Manhattan Plaza, 44th Floor
                           New York, New York 10005
                                (212) 208-3655
                           ------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 10, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 318652104                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Mira, L.P.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  134045633

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [x]
          (b) [  ]

------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) [ ]

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

------------------------------------------------------------------------------
          NUMBER OF                      7   SOLE VOTING POWER
           SHARES                            0
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------------------------------------------------------
                                         8   SHARED VOTING POWER
                                             2,714,500

------------------------------------------------------------------------------
                                         9   SOLE DISPOSITIVE POWER
                                             0

------------------------------------------------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,714,500

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,714,500

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* [ ]

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.8%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 318652104                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON:  Zurich Capital Markets Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [x]
          (b) [ ]

------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable - indirect beneficial ownership

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) [ ]

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

------------------------------------------------------------------------------
          NUMBER OF                      7   SOLE VOTING POWER
           SHARES                            0
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------------------------------------------------------
                                         8   SHARED VOTING POWER
                                             2,714,500

------------------------------------------------------------------------------
                                         9   SOLE DISPOSITIVE POWER
                                             0

------------------------------------------------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,714,500

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,714,500

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*  [ ]

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.8%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D

          This Amendment No. 1 amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of The First Australia Fund, Inc. (the "Fund") as originally filed on December 7, 1999.

          Items 3, 4, 5, 6, and 7 of the Schedule 13D are hereby amended and supplemented with the following:

Item 3.          Source and Amount of Funds or Other Consideration.

          Pursuant to the Stock Purchase Agreement set forth in Exhibit D (the "Agreement"), Mira will pay a price equal to the product of (a) 2,742,461 and
(b) the average of the daily volume-weighted average price per share of the Common Stock on the American Stock Exchange over the Measuring Period. The "Measuring Period" shall be the ten trading days immediately following the earlier of (i) the fifth business day following the closing and (ii) January 15, 2001. The purchase price for all of the shares will be paid by Mira out of working capital.

Item 4.          Purpose of Transaction.

          Except as described in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the First Australia Fund, Inc., one or more officers of the Fund and/or one or more members of the board of directors of the Fund and/or one or more representatives of the Fund regarding the Fund, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock, an extraordinary corporate transaction involving the Fund, including but not limited to the open-ending, liquidation, conduct of a tender offer or other steps designed to reduce the difference between the market value of the Fund's common stock and the Fund's net asset value, and/or changes in the board of directors or management of the Fund.



Item 5.          Interest in Securities of the Issuer.

          (a) Following consummation of the Agreement, the Reporting Persons will beneficially own an aggregate of 5,456,961 shares of Common Stock, constituting 31.8% of the shares of Common Stock outstanding. At that time, ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 5,456,961 shares of Common Stock, constituting 31.8% of the shares of Common Stock outstanding. Stephen J. Lerner, a director and executive vice president of ZCMI, owns 35,182 shares of Common Stock, constituting .2% of the shares of Common Stock outstanding.

          (b) The power to vote and dispose of the 5,456,961 shares of Common Stock will be held directly by Mira and shared by Mira and ZCMI, as the general partner of Mira. Mr. Lerner has sole power to vote and dispose of the 35,182 shares of Common Stock which he owns.

          (c) There have been no transactions of shares of Common Stock effected within the past 60 days by Mira, ZCMI or Mr. Lerner.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On November 10, 2000, EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited, and EquitiLink U.S.A., Inc. (collectively, the "Sellers") entered into the Agreement with Mira pursuant to which the Sellers agreed to sell to Mira 2,742,461 shares of Common Stock. Mira has also agreed that it will not solicit proxies in opposition to the proposal to approve a new management agreement and a new advisory agreement at the Fund's special meeting of shareholders scheduled for November 30, 2000, and that it will vote all shares of Common Stock beneficially owned by it in favor of the proposal. A copy of the Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

          The sole contract, arrangement, understanding or relationship with respect to securities of the Fund is that expressly disclosed herein among the Reporting Persons or between such persons and any other person with respect to the Common Stock. The filing of this Amendment shall not be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of

Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.


Item 7.          Material to Be Filed as Exhibits.

          Exhibit D.  Stock Purchase Agreement, dated as of November 10, 2000,
          ---------
among Mira, L.P. and EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited, and EquitiLink U.S.A., Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          Date: November 14, 2000

                                          MIRA, L.P.


                                          By: Zurich Capital Markets Inc.,
                                                     its General Partner


                                          By: /s/ Jonathan Lewis
                                              ----------------------
                                          Name: Jonathan Lewis
                                          Title: Vice President and Counsel

                                   EXHIBIT D
                                   ---------



                            STOCK PURCHASE AGREEMENT
                            ------------------------

     AGREEMENT, dated as of November 10, 2000 (the "Agreement"), among Mira, L.P. (the "Purchaser"), and EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited and EquitiLink U.S.A., Inc. (the "Sellers").

     1.  Purchase and Sale.  (a)  The Sellers agree to sell, or cause one of
         -----------------
their affiliates to sell, to the Purchaser, and the Purchaser agrees to purchase from the Sellers or such affiliate, upon the terms and subject to the conditions set forth herein, 2,742,461 shares (the "Shares") of common stock, par value $.01 per share (the "Fund Common Stock"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), at an aggregate price (the "Purchase Price") equal to the product of (a) 2,742,461 (as may be adjusted pursuant to Section
                         -
1(b)) and (b) the average of the daily volume-weighted average price per share
           -
of Fund Common Stock on the American Stock Exchange ("AMEX") over the Measuring Period. The "Measuring Period" shall be the ten trading days immediately following the earlier of (i) the fifth business day following the closing (the
                          -
"Aberdeen Closing") of the transactions contemplated by the Share Sale Agreement, dated October 19, 2000, among Aberdeen Asset Management, PLC, the Seller, EIML Australia Pty Limited and the shareholders of EquitiLink International (Channel Islands) Limited (the "Aberdeen Agreement") and (ii)
                                                                        --
January 15, 2001.

     (b) If the number of outstanding shares of Fund Common Stock is increased or decreased as a result of any stock dividend, stock split, stock combination or other similar corporate action, the number of Shares subject to this Agreement shall be equitably adjusted to take into account such event.

     2.  Withdrawal of Proxy Statement.  In consideration of the terms and
         -----------------------------
conditions set forth herein, the Purchaser agrees promptly to make an appropriate filing under the U.S. federal proxy rules stating that it will not continue to solicit, and will not vote, proxies in opposition to the proposal to approve the Fund's new management agreement and the new advisory agreement at the special meeting of the Fund's stockholders scheduled to be held on November 30, 2000 (the "Proposal"), and that it will not solicit such proxies after the date hereof.

     3.  Purchaser's Representations and Warranties.  The Purchaser represents
         ------------------------------------------
and warrants to the Seller that (a) the Purchaser is duly authorized to execute
                                 -
and deliver this Agreement, (b) this Agreement is a valid and binding agreement,
                             -
enforceable against the Purchaser in accordance with its terms and (c) the
                                                                    -
Purchaser has, or will have by Closing, the funds needed to pay for the Shares.

     4.  Sellers' Representations and Warranties.  The Sellers jointly and
         ---------------------------------------
severally represent and warrant to the Purchaser that (a) each Seller is duly
                                                       -
authorized to execute and deliver this Agreement and that this Agreement is a valid and binding agreement, enforceable against such Seller in accordance with its terms, (b) the sale and delivery of the Shares to Purchaser in accordance
            -
with the terms hereof will vest in Purchaser legal and valid title to the Shares, free and clear of all liens and encumbrances (other than any liens or encumbrances arising as a result of the ownership of the Shares by the Purchaser), (c) the
                                                                       -
Sellers currently anticipate that the Aberdeen Closing will occur prior to January 2001, and (d) as of the date hereof and as of the date of the Closing,
                   -
the Sellers have aggregate net assets with a value of at least $80 million.

     5.  Closing.  The closing of the purchase and sale of the Shares
         -------
contemplated hereby (the "Closing") shall take place at the offices of Debevoise & Plimpton, 875 Third Avenue, New York, N.Y. 10022, at 10:00 a.m. on the first business day after the later of (a) the date that the conditions set forth in
                                 -
Section 6 shall be satisfied or waived and (b) the last day of the Measuring
                                            -
Period, or such other time, date or place as the parties may mutually agree. At the Closing:

          (i) the Sellers or one of their affiliates will sell, transfer and deliver the Shares, represented by certificates duly endorsed in blank or other instruments of transfer; and

          (ii) the Purchaser will purchase the Shares and deliver to the Sellers or one of their affiliates the Purchase Price by a wire transfer of immediately available funds to the previously designated account of the Sellers or one of their affiliates.

     6.  Conditions Precedent.  The respective obligations of the Purchaser and
         --------------------
the Sellers to consummate the purchase and sale of the Shares as provided herein (the "Transaction") is subject to (a) the waiting period under the Hart-Scott-
                                   -
Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having been terminated or expired; (b) there not being in effect any injunction or
                             -
other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction; (c) the Aberdeen Closing having
                                                  -
occurred; and (d) all consents and approvals from all governmental and self-
               -
regulatory authorities necessary for the consummation of the Transaction having been obtained.

     7.  Certain Covenants.  (a)  The Purchaser agrees to vote all shares of
         -----------------
Fund Common Stock beneficially owned by the Purchaser in favor of the Proposal at the Special Meeting.

     (b) The Purchaser agrees that prior to the Closing it will not directly or indirectly seek or propose (i) to initiate, or join any person in initiating, any action to influence or control the Fund's management or policies (provided that this covenant shall not restrict the Purchaser from voting its shares of Fund Common Stock as it sees fit, except as otherwise provided in Sections 7(a) and 7(b)(ii)), or (ii) to take any action or support any action by any other
                   --
person that is in opposition to the Proposal or to shareholder approval of the Proposal.

     (c) The Purchaser agrees that it will not take any action intentionally to depress the trading price of the Fund Common Stock.

     (d) The Sellers and the Purchaser agree to use all commercially reasonable efforts to obtain as promptly as possible all regulatory approvals required for them to consummate the Transaction as provided herein, including, without limitation, approvals under the HSR Act. The Sellers will not intentionally take or omit to take any action to delay the Aberdeen Closing beyond December 2000. The Sellers will give the Purchaser reasonable advance notice, to the extent practicable, of the date of the Aberdeen Closing.

     (e) The Sellers agree to notify the Purchaser promptly if (i) they learn that the Aberdeen Closing will occur after December 2000, (ii) the Aberdeen
                                                           --
Agreement is terminated, or (iii) they learn of any event that would result in a
                             ---
failure of the conditions set forth in Section 6 to be satisfied or that would constitute a breach of their representations, warranties or covenants hereunder. The Purchaser agrees to notify the Sellers promptly if it learns of any event that would result in a failure of the conditions set forth in Section 6 to be satisfied or that would constitute a breach of its representations, warranties or covenants hereunder.

     (f) The Purchaser acknowledges that the Sellers are affiliates of the Fund, within the meaning of Rule 405 under the Securities Act. The Purchaser agrees that it will not sell the Shares otherwise than in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise in a transaction that does not require registration under the Securities Act.

     8.  Distributions.  The Purchaser acknowledges and agrees that the Sellers
         -------------
shall be entitled to receive the distribution on the Fund Common Stock declared in December 2000 (the "December Distribution") with respect to the Shares, to the extent the December Distribution is in the ordinary course consistent with past practice. The Sellers agree that the Purchaser shall be entitled to receive any other distribution made or declared with respect to the Shares during the term of this Agreement.

     9.  Expenses.  Each of the parties hereto shall pay its own expenses
         --------
incurred in connection with this Agreement.

     10. Survival.  All representations, warranties and agreements made by the
         --------
Sellers and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of either party hereto.

     11. Notices.  All notices, claims, requests, demands and other
         -------
communications hereunder will be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt) as follows:

     (a)  If to the Purchaser, to:

     Mira, L.P.
     C/o Zurich Capital Markets, Inc.
     One Chase Manhattan Plaza
     New York, NY  10005
     Attention:  Terence S. Leighton

     with a copy to:

     Wilmer, Cutler & Pickering
     2445 M Street, N.W.
     Washington, D.C.  20037
     Attention:  Matthew A. Chambers

     (b)  If to the Sellers, to:

     EquitiLink Holdings Limited
     Level 3, 190 George Street
     Sydney, NSW, 2000
     Australia
     Attention:  Barry G. Sechos

     with a copy to:

     Debevoise & Plimpton
     875 Third Avenue
     New York, N.Y.  10022
     Attention:  Meredith M. Brown


     or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).


     12.  Termination.  This Agreement shall terminate without liability to
          -----------
any party if all conditions to the Closing shall not have been satisfied or waived on or prior to February 28, 2000, provided that such termination shall not relieve any party from obligation for any breach of this Agreement prior to termination.


     13.  Miscellaneous.  This Agreement may not be modified, amended,
          -------------
altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, except that the rights and obligations of the Purchaser may be assigned by the Purchaser to a third party, but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law). The Sellers and the Purchaser agrees to use its commercially reasonable efforts to cause the conditions to Closing set forth herein to be satisfied and to cause the Closing to occur in accordance with the terms hereof. At any time or times from and after the Closing, the Sellers, on the one hand, and the Purchaser, on the other hand, shall, at the request of the other party, execute and deliver any further instruments and documents and take all such further action as such other may reasonably request in order to evidence or effect the consummation of the Transaction.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the general partner of the Purchaser and by duly authorized officers of the Sellers as of the date first written above.

                              MIRA, L.P.


                              By: Zurich Capital Markets, Inc.,
                                    its General Partner

                              By: /s/ Terence S. Leighton
                                  __________________________
                                  Name:  Terence S. Leighton
                                  Title: Managing Director

                              EQUITLINK HOLDINGS LIMITED

                              By: /s/ Laurence Freedman
                                  __________________________
                                  Name:  Laurence Freedman
                                  Title: Director

                              EQUITLINK LIMITED

                              By: /s/ Laurence Freedman
                                  __________________________
                                  Name:  Laurence Freedman
                                  Title: Director

                              EQUITLINK INVESTMENT
                                MANAGEMENT LIMITED

                              By: /s/ Laurence Freedman
                                  __________________________
                                  Name:  Laurence Freedman
                                  Title: Director

                              EQUITLINK U.S.A., INC.

                              By: /s/ Richard P. Strickler
                                  __________________________
                                  Name:  Richard P. Strickler
                                  Title: Managing Director